UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-38221

Ecovyst 401(k) Savings Plan (Amended and Restated Effective January 1, 2016)
(Full title of plan)

Ecovyst Inc. 300 Lindenwood Drive Malvern, Pennsylvania, 19355
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

ECOVYST 401(K) SAVINGS PLAN

Form 11-K
For the fiscal years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Participants and Benefit Plans Committee of
the Ecovyst 401(k) Savings Plan
Malvern, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Ecovyst 401(k) Savings Plan (the “Plan”) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 and Schedule H, Line 4a - Schedule of Delinquent Contributions for the Year Ended December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Boyle CPA, LLC
We have served as the Plan’s auditor since 2022.
Red Bank, New Jersey
June 27, 2022

Report of Independent Registered Public Accounting Firm

To the Participants and Benefit Plans Committee of
the Ecovyst 401(k) Savings Plan
Malvern, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Ecovyst 401(k) Savings Plan (formerly known as the PQ Corporation Savings Plan) (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Urish Popeck & Co., LLC
We have served as the Plan’s auditor from 2005 to 2021.
State College, Pennsylvania
June 27, 2022

FINANCIAL STATEMENTS

ECOVYST 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Investments, at fair value	$326,015,026	$359,201,961
Receivables:
Participant contributions	106,774	157,780
Employer contributions	5,671,207	6,722,765
Participant notes receivable	3,512,451	5,505,015
Total receivables	9,290,432	12,385,560
Net assets available for benefits	$335,305,458	$371,587,521

The accompanying notes are an integral part of these financial statements.

ECOVYST 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2021	2020
Additions
Investment income:
Dividends	$28,394,796	$13,981,314
Net appreciation in fair value of investments	13,855,600	32,718,936
Total investment income	42,250,396	46,700,250
Contributions:
Employer	6,665,000	9,470,210
Participants	9,345,329	10,852,183
Rollovers	1,172,528	1,332,750
Total contributions	17,182,857	21,655,143
Interest income on participant notes receivable	192,532	307,312
Total additions	59,625,785	68,662,705

Deductions
Benefits paid to participants	33,019,008	23,817,897
Administrative expenses	191,771	162,559
Total deductions	33,210,779	23,980,456

Net increase in net assets available for benefits	26,415,006	44,682,249
Transfers in	148,176	—
Transfers out	(62,845,245)	—
Net assets available for benefits, beginning of year	371,587,521	326,905,272
Net assets available for benefits, end of year	$335,305,458	$371,587,521

The accompanying notes are an integral part of these financial statements.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan:
The following description of the Ecovyst 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of Ecovyst Catalyst Technologies, LLC (the “Company”) and its participating affiliates. The Plan provides for a cash-deferred option and is qualified under Section 401(k) of the Internal Revenue Code (“IRC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is interpreted, administered and operated by an administrative committee (the “Benefit Plans Committee”) comprised entirely of executives of the Company.
The plan document provides for a Company investment program as a component of the Plan, which allows for the establishment of a parent company stock account through which participants may elect to invest in common shares of Ecovyst Inc., the parent of the Company (the “Parent Company”). A participant’s investment in the Ecovyst Stock Fund (the “Parent Company’s common stock”) is limited to 15% of the participant’s total account value.
Plan Amendments, Changes, and Transfers
Coronavirus Aid, Relief and Economic Security (“CARES”) Act
In March 2020, the outbreak of a novel coronavirus (“COVID-19”) was declared a national emergency in the United States. The spread of COVID-19 in the United States and other parts of the world has adversely impacted economic activity and contributed to volatility in financial markets. In response to the COVID-19 pandemic, the federal government and various state, local and foreign governments have issued decrees and orders that have disrupted many businesses and implemented social distancing, travel and other restrictions.
On March 27, 2020, the CARES Act was signed into law and, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. The Plan’s management evaluated the relief provisions available to Plan participants under the CARES Act and implemented the provisions allowing certain affected participants to take special COVID-19 related distributions of up to $100,000 from qualified plans through December 31, 2020, changed the age for required minimum distributions to age 72 (from age 70 1/2) and allowed loan repayments due between March 27, 2020 and December 31, 2020 to be delayed for up to one year. COVID-19 related distributions could be taken up through December 31, 2020 and must be repaid within three years of the date of distribution in order for the participant to claim a refund for the income taxes paid on the distribution. The Plan amendment to reflect CARES Act provisions that were implemented was signed on December 31, 2020.
Performance Materials divestiture
On December 14, 2020, the Parent Company completed the sale of its Performance Materials business to Potters Buyer, LLC, an affiliate of The Jordan Company, L.P. Following the transaction, the Plan was amended to become a multiple employer plan in accordance with IRC Section 413(c). The Plan allowed Performance Materials employees to continue making contributions to the Plan through December 31, 2020. The Plan was also amended to allow employees of any former Participating Company, as defined in the Plan document, who has not had a separation of service from the former Participating Company to take new loans and continue making loan payments as agreed as part of a divestiture event.
On February 4, 2021, the Plan liquidated and transferred $62,845,245 of Performance Materials participant balances to a third-party plan sponsored by Potters Buyer, LLC. The amount is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021 as “Transfers out.”
Performance Chemicals divestiture
On February 28, 2021, the Parent Company entered into a definitive agreement to sell its Performance Chemicals business to Sparta Aggregator L.P., a partnership established by Koch Minerals & Trading, LLC and Cerberus Capital Management, L.P. Effective on August 1, 2021, the Parent Company completed the sale of its Performance Chemicals business. Prior to the close of the Performance Chemicals transaction, the Company signed a resolution to change the sponsorship of the Plan with Vanguard Fiduciary Trust Company (“VFTC”) from PQ Corporation to the Company, since the Plan remained with the Parent Company, as well as change the name of the Plan from PQ Corporation Savings Plan to Ecovyst 401(k) Savings Plan. The resolution also allowed Performance Chemicals employees to continue to make contributions through December 31, 2021.
On January 7, 2022, the Plan liquidated and transferred $77,547,636 of Performance Chemicals participant balances to a third-party plan sponsored by PQ LLC.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Transfers in
On March 1, 2021, the Parent Company completed the acquisition of Chem32, LLC (“Chem32”). During the year ended December 31, 2021, Chem32’s 401(k) plan was terminated and the net assets of $148,176 were transferred into the Plan. The amount is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021 as “Transfers in.”
Contributions
The Plan provides for employee discretionary salary reduction (pre-tax) contributions. Non-highly compensated participating employees may elect to contribute up to 50% of their basic earnings to the Plan and highly compensated employees may elect to contribute up to 15% of their basic earnings (“basic contributions”). The Company will make matching contributions of 50% of participants’ elective deferrals up to 6% of participants’ basic earnings. Due to limitations imposed by the IRC, the aggregate amount of compensation deferral pre-tax contributions with respect to any participant could not exceed $19,500 for 2021 and 2020. In addition, participants who attained age 50 by the end of the respective plan year were eligible to make additional catch up contributions of $6,500 for the years ended December 31, 2021 and 2020. Employees may also elect to make additional after tax contributions (“voluntary contributions”), the maximum aggregate amount of which may not exceed 10% of the employee’s basic earnings for the calendar year. Participants may also roll-over amounts representing distributions from other qualified defined contribution plans.
The Company makes annual contributions (“Annual Contributions”) ranging from 4% to 8% of eligible compensation for the plan year depending on certain factors such as age and years of service. Amounts totaling $5,495,436 and $6,469,739 were contributed as Annual Contributions for the years ended December 31, 2021 and 2020, respectively, which are included (along with Company matching contributions) in employer contributions in the Statements of Changes in Net Assets Available for Benefits.
Investment Options
Contributions to the Plan are invested, at the direction of the participants in accordance with ERISA Sec. 404(c), in a series of mutual funds or the Parent Company’s common stock. The Plan currently offers mutual funds or shares of the Parent Company’s common stock as investment options for participants through the Plan’s trustee, VFTC”. Participants determine the amount to be invested and may make changes in their investment elections at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings (gains and losses). Participant accounts are charged directly for the expenses associated with the administration of their participant notes, as applicable (see Note 6). Administrative or recordkeeping fees are offset by applicable credits, if any, built into fund expense ratios. Any increase or decrease in the value of the funds and all income is credited to (or losses deducted from) the participants’ accounts in direct proportion to the respective amount in each account. The benefit to which participants are entitled is the benefit that can be provided from the participants’ vested account.
Vesting and Eligibility
All participants are fully vested in their basic, voluntary and rollover contributions plus earnings thereon. Participants vest in their matching contribution account at the rate of 33-1/3% per year and become fully vested after three years of service with the Company. Employees are eligible for Plan participation on any entry date (first day of the first pay period of any calendar month) upon completion of one or more hours of service. Participants are not vested in their Annual Contributions until the completion of three years of service, at which time they become 100% vested. Notwithstanding the above, all participants become 100% vested in all accounts upon normal retirement, death while an active employee (including while serving during qualified military leave) or total disability.
Forfeited Accounts
Non-vested Company contributions are forfeited under Plan rules and serve to offset the Company’s future contributions. Approximately $360,000 and $177,000 in forfeitures were used to offset Company contributions during the years ended December 31, 2021 and 2020, respectively. The amount of unused forfeitures in the Plan totaled approximately $123,000 and $126,000 at December 31, 2021 and 2020, respectively.
Payment of Benefits and Withdrawals
Upon termination of service due to death, disability, retirement or other reason, any participant may elect to immediately receive a lump sum distribution or installment payments, or combination of both equal to the vested interest of his or her account. If a participant is not fully vested in the Company matching contribution portion of his or her account on the date of termination of employment, the non-vested portion is forfeited. Upon attainment of age 59 1/2, participants may withdraw, not more than once per plan year, amounts from their rollover and basic contribution accounts. In addition, participants who have made voluntary after tax

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

contributions may make withdrawals from their voluntary contribution accounts at any time, but are limited to two withdrawals during any plan year (subject to Internal Revenue Service penalties). The Plan allows participants to make hardship withdrawals of basic contributions subject to income taxation and Internal Revenue Service penalties from some or all of their vested account balances. The Plan’s management implemented the provisions of the CARES Act to allow certain affected participants to take a special COVID-19 related distribution of up to $100,000 from qualified plans through December 31, 2020, which must be repaid within three years of the date of distribution in order for the participant to claim a refund for the income taxes paid on the distribution. Also, during the year ended December 31, 2020, the maximum age for required minimum distributions was increased to age 72 (from age 70 1/2).
Participant Notes Receivable
Eligible participants may also borrow from their accounts. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of a participant’s vested account balance. The notes are secured by the balance in the participant’s account. Principal and interest is paid ratably through monthly payroll deductions over five years or less (15 years if the note is for the purchase of a primary residence) with interest at rates that range from 4.25% to 6.50%, which are commensurate with prevailing rates at the time the loans are initiated. The Plan’s management implemented the provisions of the CARES Act to allow for delaying the period for loan repayments by individuals affected by the COVID-19 pandemic, if applicable, for up to one year. Participants must pay a note origination fee as well as an annual note maintenance fee for each note. Participant notes are valued at their outstanding balances, which approximates fair value.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies:
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting generally accepted in the United States of America.
Investment Valuation and Income Recognition
The investments of the Plan are stated at fair value. An asset’s fair value is defined as the price at which the asset could be exchanged in a current transaction between market participants. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor. See Note 3 to these financial statements regarding the application of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and these differences could be material.
Risks and Uncertainties
The Plan invests in various mutual fund investments and the Parent Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

3. Fair Value Measurements:
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The classification of an asset or a liability is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy under ASC 820 are described below:
Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.
Level 2— Inputs included quoted prices of similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.
Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.
Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s investment assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2021 and 2020.
Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. All of the Plan’s mutual fund investments are traded on national securities exchanges and are valued at their respective net asset values as of December 31, 2021 and 2020.
The Plan has an investment in the common shares of the Parent Company, which is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “ECVT”. The investment in Parent Company common stock is valued based on the number of shares held by the Plan at year-end multiplied by the closing price of the Parent Company’s common stock on the NYSE as of December 31, 2021 and 2020.
The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2021 and 2020. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan had no financial liabilities as of December 31, 2021 and 2020.

	Investment Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$325,583,364	$—	$—	$325,583,364
Parent Company common stock	431,662	—	—	431,662
Total investments at fair value	$326,015,026	$—	$—	$326,015,026

	Investment Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$358,901,823	$—	$—	$358,901,823
Parent Company common stock	300,138	—	—	300,138
Total investments at fair value	$359,201,961	$—	$—	$359,201,961

The Plan’s investment in the Vanguard PRIMECAP Fund Admiral Shares totaling $36,251,586 and $40,783,385 as of December 31, 2021 and 2020, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

4. Tax Status:
The Internal Revenue Service has determined and informed the Company by a determination letter dated September 22, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Benefit Plans Committee believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The tax positions taken include the Plan status as a qualified plan. The Benefit Plans Committee believes that the Plan is operating in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Benefit Plans Committee believes the Plan is no longer subject to income tax examinations for years prior to 2018.
5. Terminated Participants:
When participants terminate employment with the Company or a participating affiliate, they may choose to leave their investments in the Plan, as long as their vested balance is greater than $5,000. Terminated participants’ accounts totaled $66,601,023 and $58,874,401 as of December 31, 2021 and 2020, respectively.
6. Administrative Expenses:
Overall administrative expenses can be settled and reduced using any revenue credits built into fund expense ratios (see Note 7). Although not obligated to do so, the Company has historically paid any net recordkeeping expenses of the Plan. Amounts reported as administrative expenses in the Statements of Changes in Net Assets Available for Benefits represent fees paid by participants for requested services. Participants’ accounts are charged directly for these fees.
7. Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by VFTC. VFTC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan holds shares of common stock in the Parent Company, representing qualifying employer securities as defined by ERISA. The Plan held qualifying employer securities valued at $431,662 and $300,138 at December 31, 2021 and 2020, respectively.
Notes to participants also qualify as party-in-interest transactions. Participant notes receivable were $3,512,451 and $5,505,015 as of December 31, 2021 and 2020, respectively. Fees paid to VFTC by Plan participants for note administration are reflected within administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Including investment advisory fees paid by Plan participants, administrative expenses totaled $191,771 and $162,559 for the years ended December 31, 2021 and 2020, respectively.
Several of the mutual funds managed by VFTC and included under the Plan offer revenue credits as part of what is built into their expense ratio. These revenue credits are used to offset and reduce the administrative and recordkeeping fees of the Plan.
8. Nonexempt Transactions:
During various payroll periods in the 2021 plan year, certain employee withholdings and loan payments totaling $38,656 were not remitted timely to the Plan by the Company. Plan management remitted the earnings associated with the untimely remittances during the 2021 plan year. Plan management has implemented controls and procedures to mitigate similar errors in the future.
For the 2020 plan year, the Company has remitted all employee withholdings and participant notes receivable payments to the Plan during the year ended December 31, 2020.
9. Subsequent Events:
On January 7, 2022, the Plan liquidated and transferred $77,547,636 of Performance Chemicals participant balances to a third-party plan sponsored by PQ LLC. See Note 1 for additional details.
Other than the event described above, the Company has evaluated subsequent events since the date of the financial statements and determined that there are no additional items to disclose.

SUPPLEMENTAL SCHEDULE

ECOVYST 401(K) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 23-0972750, Plan Number 003

			December 31, 2021
	Identity of Issue, (a) Borrower, Lessor, or (b) Similar Party	(c) Descriptions of Investments	(d) Number of Shares/Units	(e) Cost	(f) Market Value
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	213,937	a	$36,251,586
*	The Vanguard Group	Vanguard Institutional Index Fund Inst'l Shares	76,629	a	31,095,223
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	1,306,562	a	26,575,481
*	The Vanguard Group	Vanguard Total Bond Market Index Fund: Inst'l Shr	1,846,810	a	20,665,800
*	The Vanguard Group	Vanguard Target Retirement 2030 Fund	495,866	a	19,051,158
*	The Vanguard Group	Vanguard Cash Reserves Federal MM Fund Admiral Shares	18,634,082	a	18,634,082
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	196,754	a	16,487,970
*	The Vanguard Group	Vanguard Target Retirement 2020 Fund	494,220	a	15,330,710
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	555,137	a	13,234,478
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	159,556	a	13,062,841
*	The Vanguard Group	Vanguard Total International Stock Index Fund Admiral Shr	359,329	a	12,289,044
*	The Vanguard Group	Vanguard Target Retirement 2040 Fund	239,420	a	10,062,834
*	The Vanguard Group	Vanguard Mid-Cap Index Fund Investor Shares	141,446	a	9,836,139
*	The Vanguard Group	Vanguard Total Stock Market Index Fund Admiral Shares	83,405	a	9,805,120
*	The Vanguard Group	Vanguard U.S. Growth Fund Investor Shares	147,849	a	9,614,590
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	283,889	a	8,056,770
*	The Vanguard Group	Vanguard International Growth Fund Investor Shares	182,858	a	8,011,027
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	510,884	a	7,464,016
*	The Vanguard Group	Vanguard Explorer Fund Investor Shares	55,878	a	7,155,707
*	The Vanguard Group	Vanguard Small-Cap Index Fund Investor Shares	65,979	a	7,148,801
*	The Vanguard Group	Vanguard Wellesley Income Fund Investor Shares	222,167	a	6,431,723
*	The Vanguard Group	Vanguard Target Retirement 2050 Fund	112,938	a	5,296,802
*	The Vanguard Group	Vanguard Target Retirement Income	246,809	a	3,568,852
*	The Vanguard Group	Vanguard Target Retirement 2055 Fund	67,245	a	3,511,533
	Fidelity Investments	Fidelity Value Fund; Retail Class	195,831	a	2,876,756
	PIMCO	PIMCO Total Return Fund, Administrative Class	244,019	a	2,506,078
*	The Vanguard Group	Vanguard Target Retirement 2060 Fund	28,345	a	1,361,679
*	The Vanguard Group	Vanguard Target Retirement 2065 Fund	6,256	a	196,564
*	Ecovyst Inc.	Ecovyst Stock Fund	42,155	a	431,662
*	Participants	Participant notes receivable, interest rates from 4.25% to 6.50%		—	3,512,451
	Total				$329,527,477

* - Indicates a party-in-interest to the Plan
a - The cost of participant directed investments is not required to be disclosed

See the accompanying Report of Independent Registered Public Accounting Firm.

ECOVYST 401(K) SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN 23-0972750, Plan Number 003

Total that Constitute Nonexempt Prohibited Transactions					Total Fully Corrected Under VFCP and PTE 2002-51
Year	Participant Contributions and Notes Receivable Repayments Transferred Late to Plan	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
2021	$38,656	$—	$38,656	$—	$—

See the accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ecovyst 401(K) Savings Plan

Date:	June 27, 2022	By:	/s/ Susan Olafson
Susan Olafson
Director—Benefits, Compensation, HRIS & Payroll
(on behalf of the Plan Administrator)

EXHIBITS
The following exhibits are being filed as part of this Form 11-K:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2	Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)